KOJAGGERS, INC.

5920 North Florida Ave. Hernando Fl. 34442

352.489.6912

September 30, 2014

Via Edgar

Re:        Re: Kopjaggers, Inc.

Item 4.01 Form 8-K

Filed August 18, 2014

Item 4.01 8-K/A

Filed August 27, 2014

Response Letter Dated August 26, 2014

Item 4.01 8-K/A

Filed September 19, 2014

Response Letter Dated September 19, 2014

File No. 000-54307

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated September 24, 2014 concerning correspondence in response to the Form 8K filing, as amended for the entity referenced above (the “Company”).

Item 4.01 Form 8-K/A, Filed September 19, 2014

The Company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Charles Teelon
Charles Teelon
Chief Executive Officer